SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

Changes to KT Corporation’s Share Ownership in KTF

1. KTF shares owned by KT Corporation and its specially related entities

Reporting Date		Reporting entity		Ownership ratio of stocks and others		Ownership ratio of stock certificates
		Entity	Number of specially related entities	Number of stocks and others* (Shares)	Ratio (%)	Number of shares* (Shares)	Ratio (%)
Previous reporting date	August 4, 2006	KT Corporation	16	119,029,015	59.04	118,618,615	58.95
Current reporting date	August 23, 2006	KT Corporation	15	121,252,525	60.14	120,842,125	60.06

Change				2,223,510	1.10	2,223,510	1.11

*	Includes KTF shares owned by KT Corporation’s specially related entities, with 20,176,309 KTF shares held by NTT DoCoMo, Inc., KT Corporation’s partner in strategic alliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 24, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director